EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

Pursuant to the Accounting Standards for Business Enterprises No. 25 – Direct Insurance Contracts (Cai Kuai [2006] No. 3) and the Regulations regarding the Accounting Treatment of Insurance Contracts (Cai Kuai [2009] No. 15) of the Ministry of Finance of the People’s Republic of China, the accumulated premium income of the Company for the period from 1 January 2023 to 31 August 2023 was approximately RMB533.6 billion, an increase of 5.6% year on year.

Investors are advised to take note that the above information regarding premium income has not been audited.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 11 September 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie